

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2020

<u>Via E-mail</u>
Mr. Keith Kennedy
Chief Operating Officer and Chief Financial Officer
Veracyte, Inc.
6000 Shoreline Court, Suite 300
South San Francisco, CA 94080

      Re: **Veracyte, Inc.**
               Form 8-K
               Exhibit No. 2.1 License and Asset Purchase Agreement
               Filed December 3, 2019
               File No. 001-36156

Dear Mr. Kennedy:

     We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                          Sincerely,

                                          Division of Corporation Finance